UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Constar International Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

21036U107

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

78,615

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

78,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,615

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Crossways Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Spectrum Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

465,567

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

465,567

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,567

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

223,678

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

223,678

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,678

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Select Opportunities Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

223,678

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

223,678

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,678

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Partners Group Alternative Strategies PCC Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

386,813

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

386,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,813

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IBS (MF) Ltd. In Respect of Troob Capital Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

82,184

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

82,184

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,184

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

78,615

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

78,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,615

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Management (Offshore) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

689,245

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

689,245

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

689,245

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

468,997

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

468,997

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

468,997

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,236,857

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,236,857

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,236,857

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,236,857

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,236,857

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,236,857

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 is filed with respect to the shares of Common Stock, par value $0.01 (the “Common Stock”) of Constar International Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2007, and amends and supplements the Schedule 13G filed originally on April 24, 2006, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

•	TCM Spectrum Fund LP (“Domestic Fund”),
•	TCM Spectrum Fund (Offshore) Ltd. (“Spectrum Offshore Fund”),
•	TCM Select Opportunities Fund (Offshore) Ltd. (“Select Offshore Fund”),
•	TCM Select Opportunities Master Fund Ltd. (“Master Fund”),
•	Partners Group Alternative Strategies PCC Limited (“Partners Group”),
•	IBS (MF) Ltd. In Respect of Troob Capital Series (“IBS”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Troob Capital Advisors LLC (“Advisors LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

Management LLC is the managing general partner of the Domestic Fund. Offshore Management LLC is the investment manager of each of the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund. Advisors LLC is the manager of the Issuer’s shares of Common Stock owned by Partners Group and IBS. Douglas Troob and Peter Troob are the managing members of each of Management LLC, Offshore Management LLC and Advisors LLC.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the Domestic Fund, Management LLC, Offshore Management LLC, Advisors LLC, Douglas Troob and Peter Troob is 777 Westchester Avenue, Suite 203, White Plains, New York 10604.

The principal business address of each of the Spectrum Offshore Fund, Select Offshore Fund and Master Fund is Bank of Butterfield International (Cayman) Ltd., Butterfield House, 68 Fort Street, George Town, Grand Cayman, Cayman Islands.

The principal business address of Partners Group is c/o Partners Group (Guernsey) Limited, Elizabeth House, Les Ruettes Braye, St Peter Port, Guernsey, Channel Islands.

The principal business address of IBS is c/o Olympia Capital International Inc., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

ITEM 2(c).	CITIZENSHIP:

The Domestic Fund is a Delaware limited partnership.

Each of the Spectrum Offshore Fund, Select Offshore Fund and Select Master Fund is a Cayman Islands exempted company.

Each of Management LLC, Offshore Management LLC and Advisors LLC is a Delaware limited liability company.

Partners Group is a company formed in the Channel Islands.

IBS is a company formed in Bermuda.

Each of Douglas Troob and Peter Troob is a citizen of the United States.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Domestic Fund owns 78,615 shares of Common Stock.

The Spectrum Offshore Fund owns 465,567 shares of Common Stock.

The Select Master Fund owns 223,678 shares of Common Stock.

The Select Offshore Fund, as the controlling shareholder of the Select Master Fund, beneficially owns 223,678 shares of Common Stock.

Partners Group owns 386,813 shares of Common Stock.

IBS owns 82,184 shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Domestic Fund.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Spectrum Offshore Fund, Select Offshore Fund and the Select Master Fund.

Advisors LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the accounts it manages, which includes the shares of Common Stock held by Partners Group and IBS.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC, Offshore Management LLC and Advisors LLC.

Collectively, the Reporting Persons beneficially own 1,236,857 shares of Common Stock.

(b)	Percent of Class:

The Domestic Fund’s ownership of 78,615 shares of Common Stock represents 0.6% of all the outstanding shares of Common Stock.

The Spectrum Offshore Fund’s ownership of 465,567 shares of Common Stock represents 3.7% of all the outstanding shares of Common Stock.

The Select Offshore Fund’s beneficial ownership (through the Select Master Fund) of 223,678 shares of Common Stock represents 1.8% of all outstanding shares of Common Stock.

The Select Master Fund’s ownership of 223,678 shares of Common Stock represents 1.8% of all the outstanding shares of Common Stock.

Partners Group’s ownership of 386,813 shares of Common Stock represents 3.1% of all the outstanding shares of Common Stock.

IBS’ ownership of 82,184 shares of Common Stock represents 0.7% of all the outstanding shares of Common Stock.

Management LLC’s beneficial ownership of 78,615 shares of Common Stock represents 0.6% of all the outstanding shares of Common Stock.

Offshore Management LLC’s beneficial ownership of 689,245 shares of Common Stock represents 5.5% of all the outstanding shares of Common Stock.

Advisors LLC’s beneficial ownership of 468,997 shares of Common Stock represents 3.7% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s beneficial ownership of 1,236,857 shares of Common Stock represents 9.8% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons’ beneficial ownership of 1,236,857 shares of Common Stock represents 9.8% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 78,615 shares of Common Stock owned by the Domestic Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 465,567 shares of Common Stock beneficially owned by the Spectrum Offshore Fund.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of 223,678 shares of Common Stock owned by the Select Master Fund.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 386,813 shares of Common Stock held in an account for the Partners Group.

IBS, Advisors LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 82,184 shares of Common Stock held in an account for IBS.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Domestic Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 78,615 shares of Common Stock owned by the Domestic Fund.

The Spectrum Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 465,567 shares of Common Stock owned by the Spectrum Offshore Fund.

The Select Master Fund, Select Offshore Fund, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 223,678 shares of Common Stock owned by the Master Fund.

Partners Group, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 386,813 shares of Common Stock held in an account for Partners Group.

IBS, Advisors LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 82,184 shares of Common Stock held in an account for IBS.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B attached hereto.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

TCM Crossways Fund LP, TCM Spectrum Fund (QP) LP and TCM Spectrum Fund (Offshore) II Ltd. no longer own shares of Common Stock, and therefore are no longer members of the group of Reporting Persons.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 13, 2008

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC,
As General Partner

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD

By: /s/ Peter M. Troob
Peter M. Troob, Director

TCM CROSSWAYS FUND LP
By: Troob Capital Management LLC,
As General Partner

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By: /s/ Peter M. Troob
Peter M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By: /s/ Peter M. Troob
Peter M. Troob, Director

TCM CAPITAL MANAGEMENT LLC

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
By: Troob Capital Capital Advisors LLC,
As Trading Advisor

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

IBS (MF) LTD. IN RESPECT OF TROOB CAPITAL SERIES

By: /s/ Didier Centis
Didier Centis, Chief Operating Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Constar International Inc. dated as of February 13, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	February 13, 2008

TCM SPECTRUM FUND LP
By: Troob Capital Management LLC,
As General Partner

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TCM SPECTRUM FUND (OFFSHORE) LTD

By: /s/ Peter M. Troob
Peter M. Troob, Director

TCM SELECT OPPORTUNITIES FUND (OFFSHORE) LTD.

By: /s/ Peter M. Troob
Peter M. Troob, Director

TCM SELECT OPPORTUNITIES MASTER FUND LTD.

By: /s/ Peter M. Troob
Peter M. Troob, Director

PARTNERS GROUP ALTERNATIVE STRATEGIES PCC LIMITED
By: Troob Capital Capital Advisors LLC,
As Trading Advisor

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

IBS (MF) LTD. IN RESPECT OF TROOB CAPITAL SERIES

By: /s/ Didier Centis
Didier Centis, Chief Operating Officer

TCM CAPITAL MANAGEMENT LLC

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

TROOB CAPITAL ADVISORS LLC

By: /s/ Peter M. Troob
Peter M. Troob, Managing Member

/s/ Douglas M. Troob
Douglas M. Troob

/s/ Peter J. Troob
Peter J. Troob

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

TCM Spectrum Fund LP

TCM Spectrum Fund (Offshore) Ltd.

TCM Select Opportunities Fund (Offshore) Ltd.

TCM Select Opportunities Master Fund Ltd.

Partners Group Alternative Strategies PCC Limited

IBS (MF) Ltd. In Respect of Troob Capital Series

Troob Capital Management LLC

Troob Capital Management (Offshore) LLC

Troob Capital Advisors LLC

Douglas M. Troob

Peter J. Troob